

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 4, 2017

Xi Wen
Chairman, President and Secretary
Senmiao Technology Limited
16F, Shihao Square, Middle Jiannan Blvd.
High-Tech Zone, Chengdu
Sichuan, People's Republic of China 610000

> **Re:** **Senmiao Technology Limited**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 22, 2017**
> **File No. 333-221225**

Dear Mr. Wen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Conditions and Results of Operations

Overview, page 55

1. We note disclosure on page 61 that fees charged to borrowers and Credit Partners are paid either upon disbursement of the proceeds for loans accruing interest on a monthly basis or upon full payment of principal and interest of loans accruing interest on a daily basis. Please revise your table on page 56 to disaggregate loans amounts (both standard loans and assignments of loans) between loans for which fees are paid upon disbursement of proceeds from those for which fees are received upon full payment.

Results of Operations for the Three Months Ended September 30, 2017 Compared to the Three
Months Ended September 30, 2016, page 60

2. Please revise your filing to disclose the average fees earned as a percentage of loan volume
   for each material fee revenue source for each period presented and analyze trends. To the
   extent that the average fees earned are significantly different than the disclosed fee
   percentages (5.22% - 11.22% for borrowers and Credit Partners; 8.00% for investors), please
   revise to discuss the reasons to ensure that investors clearly understand the timing of how
   revenues are earned.

Note 1. Organization and Principal Activities

VIE Agreements with Sichuan Senmiao, page F-8

3. Please refer to comment 11. Please revise your filing to provide the disclosures pursuant to
   ASC 810-10-50-5A as we believe they are meaningful to an understanding about the VIE's
   operations.

Exhibit 23.1

4. Please revise to have your independent registered accounting firm include the date that they
   are providing their consent.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

        You may contact John Spitz, Staff Accountant, at 202-551-3484 or Michael Volley,
Staff Accountant, at 202-551-3437 if you have questions regarding comments on the financial
statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-
3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Staff Attorney
Office of Financial Services

cc: Richard I. Anslow, Esq.